Exhibit 99.1

FOR IMMEDIATE RELEASE	February 2, 2007

CELESTICA APPOINTS NEW EXECUTIVE VICE PRESIDENT, GLOBAL
OPERATIONS, ANNOUNCES ORGANIZATIONAL CHANGES

TORONTO, Ontario – Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced the appointment of John Peri to the position of Executive Vice President, Global Operations. In his new role, Mr. Peri will be responsible for driving operational excellence throughout Celestica’s global manufacturing network.

Mr. Peri previously held the role of President, Asia Operations, with responsibility for Celestica’s manufacturing footprint in China, Hong Kong, Japan, Malaysia, Philippines, Singapore and Thailand. Prior to that, he held senior-level positions in the areas of quality, manufacturing excellence, services and regional leadership.

“Through his expanded role, John will drive operational excellence and execution and will continue to strengthen our manufacturing network around the world,” said Craig Muhlhauser, President and Chief Executive Officer. “His experience in delivering benchmark levels of performance throughout our Asia operations will enable him to apply best practices across all regions.”

Mr. Peri succeeds James (Jim) Rowan who has left the business, effective immediately.   Mr. Peri’s previous role as the President of Celestica’s Asia operations will not be filled. He will continue to be responsible for the operational performance of the region in his new role.

Celestica also announced that Guy Delisle will be joining the company to assume leadership of Celestica’s operations in Monterrey, Mexico. Mr. Delisle joins Celestica from Sanmina-SCI, with over 20 years of experience in the electronics manufacturing services industry. Guy will report directly to Craig Muhlhauser.

“I’m pleased to welcome Guy to the Celestica team,” said Muhlhauser. “I’m confident that his skills and industry experience will drive greater operational efficiencies in Mexico and help to return the site to profitability.”

Additional organizational changes were announced by the company today. These changes reflect Celestica’s efforts to establish a more efficient and clearly defined organization aligned to its business strategy and to create a streamlined, high-performing organization focused on delivering profitable growth and the ultimate customer experience.

These changes include:

Celestica’s Corporate Strategy team will now be aligned with the company’s Strategic Business Development group. As a result, Art Cimento, Senior Vice President, Corporate Strategy will be leaving Celestica. Since joining the company in 1999, Mr. Cimento helped to guide Celestica’s growth through his deep understanding of industry trends and their impact on Celestica and its customers.

Responsibility for the Global Human Resources organization will transition to Elizabeth DelBianco, who will also continue in her role as the company’s Chief Legal Officer. Lisa Colnett, Senior Vice President, Human Resources has announced her intention to leave Celestica. One of Celestica’s founding executives, Ms. Colnett has done an excellent job leading and strengthening

More…

the Global Human Resources organization over the past three years.  Throughout her career with Celestica she held a number of senior roles including Chief Information Officer (CIO).

The company’s Sales function will now fall under the appropriate market segment teams and will be aligned with global customer business units. As a result, Robert Sellers, Senior Vice President, Global Sales will be leaving the business. Mr. Sellers played a key role in instilling a disciplined, consultative selling approach throughout Celestica’s Global Sales organization, positioning Celestica for future success.

The Global Engineering and Technology Organization will now be aligned with the Operations Planning team and Dan Shea, Chief Technology Officer, will retire from the company. Mr. Shea joined Celestica from IBM Canada as one of the organization’s original management team. He has provided tremendous leadership throughout his career at Celestica and over the past few years has driven the company’s reputation as a technology leader.

“Our new organization design will consolidate functions within the current organization, reducing overlap and duplication in roles and responsibilities and driving clearer accountability, greater simplicity and increased speed,” said Muhlhauser.

About Celestica

Celestica is a world leader in the delivery of electronics manufacturing services (EMS). Celestica operates a global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers).

For further information on Celestica, visit its website at www.celestica.com
The company’s security filings can also be accessed at www.sedar.com and www.sec.gov

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to:  the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses.  These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company’s best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica’s overall financial results.

For further information, contact:

Laurie Flanagan

Celestica Global Marketing and Communications

Phone: 416-448-2200

Email: media@celestica.com